Securities and Exchange Commission
Washington, D.C. 20549

Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

REX ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1241 Post Road
Fairfield, Connecticut 06824

Telephone Number (including area code):

(203) 654-7008

Name and Address of agent for service of process:

CSC Delaware Trust Company
251 Little Falls Drive
Wilmington, Delaware 19808

With copies to:

Gregory King
Chief Executive Officer
REX Advisers, LLC
1241 Post Road
Fairfield, Connecticut 06824

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

_________________

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Fairfield and State of Connecticut on the 13th day of November, 2024.

REX ETF Trust
(Name of Registrant)

By:	/s/ Gregory King
	Name:	Gregory King
	Title:	Trustee

Attest:	/s/ Gregory Collett
	Name:	Gregory Collett
	Title:	General Counsel, REX Financial, LLC